EXHIBIT  2.3

Minco Silver Corporation

Management’s Discussion and Analysis

For the Period Ended December 31, 2005

This management’s discussion and analysis (“MD&A”), dated February 15, 2006 should be read in conjunction with the accompanying audited consolidated financial statements and notes prepared by management for the period ended December 31, 2005. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s most recent prospectus, is available on SEDAR and may be accessed at www.sedar.com.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and Chinese RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2004 average	6.382	0.770
December 31, 2004	6.880	0.830
2005 average	6.776	0.826
December 31, 2005	6.927	0.858

Company Overview

Minco Silver Corporation was incorporated under the laws of British Columbia, Canada on August 20, 2004. Minco Silver Corporation, together with its subsidiary, is engaged in the acquisition and exploration of silver mineral properties in the People’s Republic of China. At the date of this MD&A, the Company is a 55.6% owned subsidiary of Minco Mining & Metals Corporation (“Minco Mining”).

In 2004, Minco Mining and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance to jointly pursue silver opportunities in China. Pursuant to the terms of the alliance, Silver Standard initially invested $2,000,000 in the Company to acquire a 20% interest. Silver Standard has preferential purchase rights to participate in future financings of the Company with the ability to increase its interest in the Company to 30%. As part of the agreement, the Company will be the exclusive entity for both parties to pursue silver projects in China. The Company and Silver Standard have two common directors.

Silver Standard participated in the November 24, 2004 and May 10, 2005 special warrant offerings. In this regard, Silver Standard paid $3,200,000 to the Company in exchange for 4,960,000 special warrants, which were subsequently converted to common shares.

The Company’s principal business is the acquisition and exploration of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. The Company’s principal property is the Fuwan silver project located in Guangdong Province, China.  The Company’s objective is to explore and develop the Fuwan silver project with a view to commencing commercial mining operations on the property. The Company will also be seeking to identify new silver projects in China for possible exploration and development by way of joint venture or otherwise.

In November 2004, the Company completed a non-brokered private placement of 6,000,000 special warrants at a price of $0.50 each for gross proceeds of $3 million. In May 2005, the Company closed a private placement of 4,276,000 Special Warrants at a price of $1.25 each for gross proceeds of $5,345,000. A total of 1,876,000 special warrants were sold on a brokered basis through the Company’s agent and the remaining 2,400,000 special warrants were sold by the Company on a non-brokered basis. Included in the non-brokered portion was a subscription by Silver Standard for 960,000 special warrants for aggregate proceeds of $1,200,000.

Each special warrant entitles the holder to be issued one common share of the Company during the period ending the earlier of (i) May 9, 2006; or (ii) the fifth day after a receipt is issued for the prospectus qualifying the conversion of the special warrants. The Company received a receipt for the prospectus on November 8, 2005 and the common shares were issued shortly. The Company paid a cash commission of $187,600 for the funds raised on the brokered portion of the placement plus an underwriting fee of $15,000.

The May 2005 special warrant offering was the first part of a combined special warrant offering and initial public offering. Regulatory approval of a prospectus, received in November 2005, qualified the conversion of the special warrants into common shares. Following conversion of the special warrants and closing of the initial public offering, the Company had 25,196,000 common shares issued and outstanding, of which Minco Mining owned 55.6%, Silver Standard owned 19.7% and public shareholders owned 24.7%.

On November 8, 2005, a prospectus was receipted by the British Columbia Securities Commission, Alberta Securities Commission and Ontario Securities Commission in respect of an initial public offering by the Company of a minimum of 400,000 of its common shares for $500,000 and the qualification for distribution of 10,276,000 common shares of the Company on conversion of the special warrants, as discussed above.

On December 1, 2005, the Company received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). The Company’s common shares began trading on the TSX on December 2, 2005. The Company’s trading symbol is “MSV”. The Company also completed its Initial Public Offering of 920,000 common shares at a price of $1.25 per common share for gross proceeds of $1,150,000.

At December 31, 2005, the Company had approximately $6.7 million in working capital which will be used for: i) funding exploration and development activities of the Fuwan silver project and its other properties; ii) acquisition of additional China silver dominant mineral properties; and iii) general corporate purposes.

Fuwan Property, Guangdong Province, China

On April 16, 2004, Minco Mining entered into a preliminary joint venture agreement with other third parties to explore and develop a mineral property known as the Changkeng Property in Guangdong Province, China.  The target mineral in Changkeng Property is gold but the property is known to also contain silver mineralization.  The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. The silver zone is hereafter referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Mining transferred the following mineral interests to the Company in exchange for 14,000,000 common shares:

(a)

The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

A preliminary joint venture agreement in relation to the exploration and development of the Fuwan silver deposit ( the “Fuwan Silver Project”); and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuantang, Luoke-Jilinggang and Guyegang-Sanyatang properties and the Dadinggang property.

Minco Mining was the sole shareholder of the Company and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Mining had expended $63,331 in preliminary exploration costs. The Company’s right to the Changkeng Silver Interest is derived from the Changkeng Exploration Permit.

 On September 28, 2004, the Company signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Property.  The joint venture agreement provides for the Company and GGEDC to incorporate a Sino-Foreign joint venture company with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and the Company has been providing all of the funding to explore and develop the Fuwan Property.  Subsequent to the balance sheet date on January 10, 2006, the Company and GGEDC agreed that the joint venture will no longer be pursued and the Company should assume 100% interest in the Fuwan Property.  Consequently, the Company will be responsible for 100% of the exploration and development expenditures of the property.

However, GGEDC will continue to provide professional services and technical assistance to the Company in relation to the Company’s mining activities in Guangdong Province, China in return for a 10% net profit to be derived from the Fuwan Property.

1)

Fuwan Silver Project:

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.5 million (RMB10,330,000).  The appraised value has been affirmed by the Ministry of Land and Resources, China, and the Company is obligated to pay the amount in three installments within 24 months of the transfer of the Fuwan Exploration Permit.  On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of Fuwan Exploration Permit to Minco Mining (China) Corporation (“Minco China”), a wholly-owned subsidiary of Minco Mining.  As of December 31, 2005, the Company paid a total of approximately $600,000 (RMB4,132,000), representing 100% of the first installment payable for the Fuwan Exploration Permit.

The Company completed two verification drill holes on the Fuwan silver project located in Guangdong, China to verify results of drilling reported by the 757 Exploration Team. Drilling was supervised by Minco China’s staff, and logging and sampling was undertaken by Minco China’s project geologist.  Samples from the verification drill holes were analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy.

2)

Guanhuatang, Luoke-Jilinggang and Guyegang-Sanyatang Properties:

On April 7, 2005, Minco China, on behalf of the Company, received reconnaissance survey exploration permits (“exploration licenses”) from the Ministry of Land and Resources of China for three properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilingang (75.55 sq. km.) and the Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover the major part of the Northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including Fuwan silver and Changkeng gold projects.

Several gold-silver soil anomalies have been outlined on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the following-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

Technical Report

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by the Company to prepare an independent technical report on the Fuwan Property.  This report was commissioned to take into account the addition of three exploration permits and acquisition of additional data since the filing of a National Instrument 43-101 (“NI 43-101”) technical report in November 2004. The purpose of the current NI 43-101 technical report is to:

•

take into consideration recently completed drilling by the Company;

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estimate silver resources that reflect the Company’s current exploration permit holdings;

•

estimate silver resources on the Changkeng license, which has a different ownership structure than the Fuwan licenses; and

•

estimate silver resources using techniques that conform to the requirements of NI 43-101.

A resource estimate was prepared on the silver portion of the deposit, which includes gold, lead and zinc credits and is reported as an Inferred Resource of 20,376,000 tonnes at 181g/t (grams per tonne) silver, 0.34g/t gold, 0.20% lead and 0.65% zinc. The resource estimate is undiluted and uses a cut-off grade of 75 g/t silver. The definition of Inferred Resource is in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves.

Minco China has applied for an exploration permit (the “Daginggang Application”) on the area in August 2005 and is currently in the approval process with the Ministry of Lands and Resources. The Dadinggang area (0.395 sq. km.), which covers the northeast extension of the Fuwan silver deposit, is adjacent to the Fuwan and Changkeng permit areas.  The additional resource potential was calculated for the Daginggang Application.  Utilizing a 75 g/t silver cut-off grade, the resource potential for this area is estimated as 2.1 million tonnes at 171 g/t silver, 0.59 g/t gold, 0.32% lead and 0.65% zinc. According to NI 43-101, this additional resource potential cannot be included in the Fuwan Resource Estimate. Once the exploration permit is granted to Minco China, this resource will be added to the Fuwan Resource Estimate.  Please refer to this report filed on SEDAR at www.sedar.com for a complete explanation of results.

A nine hole, 2,500 metre drilling program was initiated on December 9, 2005 using three drilling rigs.  A total of 845 metres had been completed by December 31, 2005.  Two holes have been completed and two are in progress.  The purpose of the drilling is to test along strike and down dip extensions of the deposit.

Selected Annual Information

Selected annual financial data for 2005 and 2004 follows. There is no information for 2003 as the Company was not formed until August 20, 2004:

	2005	2004
Interest and sundry income	$134,412	$13,333
Net loss	$(2,732,827)	$(150,9443)
Net loss per share – basic and diluted	$(0.12)	$(0.01)
Total assets	$7,556,793	$3,016,975
Total long-term liabilities	$ 460,000	$ -
Cash dividends declared	$ -	$ -

The Company was primarily focused on establishing its operations through to the 2004 fiscal year end. Of the operating loss, $97,000 related to exploration costs of which $63,000 had been incurred by Minco Mining. The Company undertook a special warrant offering in 2004 which raised $3,000,000 and accounted for substantially all of the Company’s assets at December 31, 2004.

The Company undertook exploration activities on its Fuwan silver project in 2005 and incurred significant costs associated with its initial public offering, including separately identifiable IPO costs of $182,000 and investor relations costs of $134,000. As a result the operating loss increased significantly in 2005. The Company raised a further $6,097,000 through the issuance of special warrants and common shares, with the result that the balance sheet was further strengthened.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars. For comparison, the Company's results of operations for the period from inception on August 20, 2004 to December 31, 2004 are included.

Exploration Costs

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.

In the year ended 2005, the Company spent $265,000 on exploration costs, $820,000 on acquisition of exploration permit, and $34,000 prepayments for two drilling programs. In the period from inception to December 31, 2004, the Company spent $97,000 on exploration costs. The property was purchased in 2004 and the increase reflects the first full exploration season including $73,000 spent on a NI 43-101 technical report.

In September 2005, the Company paid RMB 1.5 million ($220,000) to No. 757 Geo-Exploration Team for the three exploration licenses acquired by Minco China on April 7, 2005 on behalf of the Company.

(i)

Guanhuatang property (Permit No.0100000510045 expiring April 7, 2008);

(ii)

Luoke-Jilinggang property (Permit No.0100000510046 expiring April 7, 2008); and

(iii)

Guyegang-Sanyatang property (Permit No.0100000510047 expiring April 7, 2008)

In October 2005, the Company paid RMB 3,031,000 (approximately $446,000) to No. 757 Geo-Exploration Team, representing the Company’s 70% share of the first payment of the Fuwan exploration permit.

To earn a greater interest in the Fuwan silver project, the Company paid an additional RMB 1,101,000 (approximately $154,000) to No. 757 Geo-Exploration Team in December 2005, representing the 30% share of the first installment of the Fuwan exploration permit. As of December 31, 2005, the Company had paid RMB 4,132,000 (approximately $600,000) in total, representing 100% of the first installment of Fuwan exploration permit.

As of December 31, 2005, the Company also recorded the remaining instalments due in relation to the acquisition of the Fuwan Exploration Permit amounting to approximately $920,000 (RMB 6,198,000) payable in two equal instalments in 2006 and 2007.

In November 2005, Minco China signed drilling contracts with No. 757 Geo-Exploration Team and Sinorex Drilling (Beijing) Co., Ltd. on behalf of the Company, with a value of RMB 460,000 (approximately $67,000) and RMB 1,100,000 (approximately $160,000), respectively. As of December 31, 2005, the Company had prepaid RMB 126,000 and RMB 108,000 (approximately $18,000 and $16,000), in respect of each contract.

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the year ended December 31, 2005, the Company spent a total of $863,000 on administrative expenses compared to $67,000 in the comparative period, which only included three months of operations. The Company shares its Vancouver and China offices with its parent, Minco Mining, which allocates a portion of salaries, rent and office administration expenses at cost to the Company.

Many expenses such as office and management, rent and telephone increased due to the longer operating period in fiscal 2005. Changes in other significant expenses were:

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Professional fees (accounting, audit and legal fees) for the year ended December 31, 2005 were $207,000, as compared to $16,000 for the comparative period. The increase largely results from 2005 being the first full fiscal year and was also due to the services provided for the preparation for IPO.

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Personnel costs (comprising salaries, benefits and consulting fees) for the year ended December 31, 2005 were $142,000, compared to $20,000 in the comparative period. The increase is a result of 2005 being the first full year of

•

operations. In addition, however, Minco Silver (through Minco Mining) recruited several senior level employees in Canada (including a vice president exploration and an investor relations manager) and China. The Company expects that salaries expense will increase further in coming periods as it hires additional employees in China.

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In advance of its public listing, the Company undertook investor relations initiatives. As a result, the Company incurred investor relations expense of $134,000 in fiscal 2005, compared to $2,000 in the comparative period.

•

The Company spent $89,000 on property investigation, compared to $2,000 in the comparative period; the increase reflecting the first full exploration season. The expenses were related to initiatives to investigate and evaluate additional silver properties.

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For the year ended December 31, 2005, the Company incurred a foreign exchange loss of $6,000 as a result of a decrease in the Canadian dollar value of its RMB-denominated net assets, as compared to a gain of $1,000 in the comparative period.

•

In 2005, the Company granted 2,740,000 stock options to its directors, officers, employees and consultants with an exercise price of $1.25 per unit. The Company recorded $51,000 of stock based compensation expense in connection with this grant.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned any revenue other than interest income earned on short-term investments. In the year ended December 31, 2005, interest and sundry income was $134,000, compared to $13,000 in the period from inception to December 31, 2004.

As December 31, 2005, short-term investments consisted of two cashable guaranteed investment certificates and a Canada government treasury bill, maturing on May 18, 2006. These investments had interest rates of 3% to 3.1% per year at the 2005 year end (2004 – 2.25% to 2.80%).

Financial Position

Since the Company’s last fiscal period end on December 31, 2004, the Company’s total assets have increased from $3,017,000 to $7,557,000 as of December 31, 2005. The bulk of the increase is represented by short-term investments (which increased by $4,385,000). The increase in total assets was funded by the issuance of common shares and special warrants which generated net proceeds of $6,097,000.

Fourth Quarter

In the fourth quarter of 2005, the payment made for the exploration permits were $600,000 on property acquisition, compared to $220,000 in the third quarter of 2005 (2004: $nil). In the current quarter, the Company also recorded the remaining two installments, approximately $460,000 (RMB3,099,000) each, which are due within 12 and 24 months.

Other exploration costs in the fourth quarter of 2005 were $48,000 compared to $146,000 in the third quarter of 2005 and $97,000 in the fourth quarter of 2004. In 2004 the Company incurred exploration costs associated with the formation of the Company. In 2005, there was more exploration activity in the year as a whole. In late fourth quarter of 2005, on behalf of the Company, Minco China signed two drilling contracts for the Fuwan silver project with the total contracts value of RMB1,560,000 (approximately $227,000). In accordance with the contracts, Minco China prepaid RMB 233,000 (approximately $34,000) as of December 31, 2005.

Total administrative expenses for the fourth quarter of 2005 were $476,000 compared to $219,000 in the third quarter of 2005 and $67,000 for the same period in 2004. The increase in accounting and auditing fees, legal fees, regulatory and filing fees in this quarter was mainly due to the services provided for the preparation for IPO. Other administrative expenses such as salaries, investor relations expenses, and office and miscellaneous increased in this quarter compared to the same period last year since the Company’s level of activity was generally greater, as discussed elsewhere. An increase in administrative expenses compared to the third quarter also reflected the greater level of activity and, in particular, professional fees and investor relations costs in preparation for the Company’s IPO.

Interest and sundry income for the fourth quarter was $68,000, an increase over the $7,000 recorded in the third quarter and the $13,000 recorded in the fourth quarter of 2004. The increase over 2004 related to the Company having more funds on hand in 2005 following its special warrant offerings and IPO. The increase in interest and sundry income compared to the third quarter occurred partly because certain investments made in the third quarter were invested in monthly income funds, whose return cannot be estimated or accrued. The income was recognized when the investments were sold in the fourth quarter in accordance with the Company’s accounting policies.

Summary of Quarterly Results

The following table summarizes selected financial information for the four most recently completed quarters. The Company did not have results from operations prior to the fourth quarter of 2004.

	2005				2004
	Q4	Q3	Q2	Q1	Q4
Interest and sundry income	67,521	7,296	36,203	23,392	13,333
Net income (loss)	(1,975,660)	(577,485)	(112,896)	(66,786)	(150,943)
Net income (loss) per share – basic and diluted	(0.07)	(0.03)	(0.01)	(0.01)	(0.01)

During the periods presented, the Company had no discontinued operations or extraordinary items.

The Company’s operating losses generally trended higher from 2004 to 2005, reflecting the Company’s higher level of activity as it acquired interests in new properties and undertook new exploration initiatives.

The higher net loss in the fourth quarter of 2005 was mainly due to the acquisition of exploration permit and IPO related costs (prospectus and investor relations) and stock-based compensation.

During the third quarter of 2005, the increase in net loss was mainly due to the expense, in relation to the IPO.

In the second quarter of 2005, the Fuwan Exploration Permit for Reconnaissance Survey was transferred by No. 757 Exploration Team to Minco China. Minco China holds the exploration permit on behalf of the Company. A technical report in accordance with NI 43-101 for the Fuwan silver project was finalized on September 30, 2005.

The net loss decreased in the first quarter of 2005 as exploration activities slowed over the winter and in particular due to the Chinese New Year holiday. Project exploration and the joint ventures’ offices in China were closed for about two weeks.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, development, investment, and permitting activities.

Cash Flow

In the following discussion, financial amounts have been rounded to the nearest thousand dollars, where possible.

Operating Activities

For the year ended December 31, 2005, cash used in operating activities was $1,727,000 which primarily related to the loss from operations. The cash impact of this loss was partially offset by exploration permits of $920,000, amortization expense of $7,000, stock based compensation of $51,000, and net non-cash working capital items of $28,000.

Financing Activities

For the year ended December 31, 2005, the Company generated a total of $6,097,000 from the issuance of shares and special warrants, including the issuance of 4,276,000 special warrants for gross proceeds of $5,345,000, $2,345,000 being raised on a brokered basis (with related offering costs of $250,000) and $3,000,000 being raised on a non-brokered basis. Additionally, its IPO raised gross proceeds of $1,150,000 (with related offering costs of $148,000). The Company also received net advances from Minco China of $84,000 in 2005.

During the period ended December 31, 2004, the Company generated $3,035,000 from financing activities, including $3,000,000 from the issuance of special warrants and $35,000 received from related parties.

Since the Company did not have a foreign currency account in China in 2005, the Company could not remit funds to its RMB account directly. Accordingly, the Company remitted funds to Minco China which in turn advanced the operating funds in RMB to the Fuwan JV. Effective January 2006, Minco Silver opened a bank account in Beijing specifically for the funds to be used for silver projects in China.

Investing Activities

In the year ended December 31, 2005, the Company used $4,434,000 in investing activities; $4,385,000 was used for liquid short-term investments. The Company also spent $49,000 to purchase new equipment. For the period ended December 31, 2004, the cash used for short-term investment activities were $2,940,000.

Available Resources

The Company’s cash and short-term investment balance as at December 31, 2005 amounted to $7,416,000, which is sufficient to fund the Company’s operations for at least 12 months.

Share Capital

The Company has recently undertaken issuances of securities as follows:

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On November 24, 2004, the Company closed a non-brokered private placement of 6,000,000 special warrants at $0.50 each for gross proceeds of $3 million. Each special warrant entitled the holder, upon the exercise or deemed exercise, and without payment of any additional consideration, to receive one common share of the Company. The exercise period commenced on the date of issue of the special warrants and ended on the date which was the earlier of (i) 12 months from the closing date; or (ii) the fifth business day after the day on which a receipt was issued for a final prospectus.

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On May 10, 2005, the Company issued 4,276,000 special warrants at $1.25 each for gross proceeds of $5,345,000. Of this amount, $2,345,000 was raised on a brokered basis and $3,000,000 was raised by the Company on a non-brokered basis. Each special warrant entitled the holder to be issued one common share of the Company during the period ending on the earlier of (i) May 9, 2006; and (ii) the fifth day after a receipt was issued for the prospectus qualifying the conversion of the special warrants. The Company paid cash commission of $187,600 for the funds raised on the brokered portion of the placement plus an underwriting fee of $15,000, legal and other costs of $46,608.

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In connection with this offering, the Company issued options to its broker entitling the holder to receive share purchase warrants (the “broker warrants”) allowing

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the broker to purchase up to 187,600 common shares for a term of 18 months following the closing of the initial public offering under the prospectus, exercisable at a price of $1.25 per common share during the first twelve months of the term and a price of $1.50 per common share during the last six months of the term.  The estimated fair value of the broker warrants using the Black-Scholes model, being $73,498, has been recorded as an issue cost.

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On December 1, 2005, the Company received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). The Company’s common shares began trading on the TSX on December 2, 2005. The Company’s trading symbol is “MSV”. The Company converted 10,276,000 special warrants to common shares. Following this conversion, the Company had 24,276,000 common shares outstanding. The Company also completed its IPO of 920,000 common shares at a price of $1.25 per common share for gross proceeds of $1,150,000. Blackmont Capital Inc. was paid a cash commission equal to $92,000 or 8% of the proceeds from the sale of common shares pursuant to the IPO and an underwriting and agency fee of $45,000. Legal and other costs in relation to the issue amounted to a total of $11,367.

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As additional consideration in connection with the IPO and a previously completed special warrant offering, the Company also granted agents’ warrants to the agent and members of its selling group entitling them to purchase an additional 92,000 common shares at an exercise price of $1.25 per common share for a period of 12 months from the IPO closing date and thereafter at a price of $1.50 per common share for an additional six months. The estimated fair value of the broker warrants using Black-Scholes model, being $28,000, has been recorded as an issue cost.

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In October 2005, the Company, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of the Company’s Shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. At December 31, 2005, 14,392,500 common shares were still escrowed.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements. As disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations in respect of the allocation of any profits that may be generated from the Fuwan Property.

Contractual Obligations

The Company has committed $192,860 for drilling programs in 2006 on the Fuwan Property.

Transactions with Related Parties

The Company has entered into transactions with related parties as follows:

(a)

Accounts payable at December 31, 2005 include $141,000 (December 31, 2004 – $57,000) due to Minco Mining in respect of shared office expenses of $118,000 (December 31, 2004 - $46,000) and exploration expenses for Fuwan silver project of $23,000 (December 31, 2004 – $11,000).

(b)

Due to Minco China at December 31, 2005 was $119,000, used for Fuwan silver project and new silver projects’ investigation. The amount due was unsecured, non-interest bearing and had no fixed terms of repayment.

(c)

In 2005, the Company paid consulting fees of $123,000 (2004 – $26,000) to a director of the Company, including $61,000 in performance bonus. The majority of these consulting fees are included in exploration costs and property investigation.

(d)

In 2005, the Company paid or accrued $45,000 (2004 – $11,000) in respect of rent, $107,000 (2004 - $63,000) in respect of exploration costs and $359,000 (2004 - $46,000) in respective of shared office expenses to Minco Mining.

(e)

Minco Mining transferred its mineral interests in the Changkeng Silver Interest, Fuwan Silver Project, and the Guanhuatang, Luoke-Jilinggang, Guyegang-Sanyatang, and Dadinggang properties to the Company in exchange for 14,000,000 common shares of the Company.  Minco Mining was the sole shareholder of the Company and the two companies had common management at the time of the transaction.

(f)

The Company entered into a strategic alliance with Silver Standard a company which is a shareholder in the Company and which is related by two common directors.

Except for the mineral interest transfer referred to in (e), which was recorded at the carrying amount, the above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Non-Cash Transactions

(a)

In 2005, the Company incurred share issuance costs of $101,498 paid through the issuance of share purchase warrants.

(b)

In 2004, the Company incurred exploration costs of $63,331 through the issuance of common shares.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the December 31, 2005 audited financial statements. There has been no change in the Company’s accounting policies in the current period.

Financial and Other Instruments

Fair value – The fair value of cash, receivables, accounts payable and accrued liabilities and amount due to Minco China approximates their carrying value due to the short-term nature of these financial instruments. The fair value of temporary investments is $23,000 in excess of market value, although temporary investments are carried at the lower of cost or market value.

Exchange risk – The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk – The Company is exposed to interest rate risk on its short-term investments.

Credit risk – The Company generally places its short-term investment funds into government and Canadian bank debt securities and is subject to minimal credit risk with regard to short-term investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Outstanding Share Data

At the date of this management’s discussion and analysis, there are 25,229,500 common shares, 2,615,000 stock options and 246,100 broker warrants outstanding. The maximum number of shares that is potentially issuable is therefore 28,090,600.